                                                              September 23, 2005

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn.: Ms. Rachel Zablow, Staff Accountant

                  Re:   New Media Lottery Services, Inc.
                        Form 10-KSB for the Fiscal Year Ended April 30, 2005
                        Filed July 29, 2005
                        Form 10-QSB for the Fiscal Quarter Ended July 31, 2005
                        Filed September 14, 2005
                        File No. 0-49884

Dear Ms. Zablow:

      We submit this letter in response to comments from the staff of the
Securities and Exchange Commission (the "Staff") received by letter dated
September 20, 2005 relating to the above-captioned filings by New Media Lottery
Services, Inc. (the "Company").

      In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company's response.

Form 10-KSB for the Fiscal Year Ended April 30, 2005

Item 8A - Controls and Procedures, page 21

1. We note your statement that based upon their evaluation, your chief executive officer and chief financial officer "have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are adequately designed to ensure that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms." It does not appear that your certifying officers have reached a conclusion you're your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

Company Response:

      We have revised the disclosure in the Form 10-KSB for the fiscal year ended April 30, 2005 to state that the certifying officers have concluded that the Company's disclosure controls and procedures are effective. The revised disclosure is included in Amendment No. 1 to the Form 10-KSB filed with the
Commission on September 23, 2005 ("10-KSB Amendment No. 1") and is reproduced below for your review:

Ms. Rachel Zablow, Staff Accountant
Securities and Exchange Commission
September 23, 2005

"Item 8A. Controls and Procedures

      We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the
Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. As of the end of the period covered by this Annual Report on
Form 10-KSB, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief
Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, management and our Chief Executive Officer and Chief
Financial Officer concluded that our disclosure controls and procedures are effective. During the period covered by this Annual Report on Form 10-KSB, there was no change in our internal control over financial reporting (as defined in
Rule 13a-15(f) under the Exchange Act) that materially effected, or is reasonably likely to materially effect, our internal control over financial reporting."

Item 13 - Exhibits, page 29

2.    Please revise the certifications included as exhibits 31.1 and 31.2 to conform to the wording presented in Item 601(b)(31) of Regulations S-B.
      Refer to Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
      Release No. 33-8392, available on our website at
      http://www.sec.gov/rules/final/33-8392.htm for guidance. Please make conforming changes to exhibits 31.1 and 31.2 to your Form 10-QSB for the fiscal quarter ended July 31, 2005.

Company Response:

      We have revised the language in the certifications included as exhibits
31.1 and 32.2 to the Form 10-KSB for the fiscal year ended April 30, 2005 and to the Form 10-QSB for the Fiscal Quarter Ended July 31, 2005 to conform to the wording presented in Item 601(b)(31) of Regulation SB. We have filed the revised exhibits in 10-KSB Amendment No. 1 and Amendment No. 1 to Form 10-QSB for the
fiscal quarter ended July 31, 2005 ("10-QSB Amendment No. 1"), respectively. We attach hereto for ease of reference a copy of each of exhibit 31.1 and 31.2 to the 10-KSB Amendment No. 1 and to the 10-QSB Amendment No. 1.

Ms. Rachel Zablow, Staff Accountant
Securities and Exchange Commission
September 23, 2005

Form 10-QSB for the Fiscal Quarter Ended July 31, 2005

Item 3 - Controls and Procedures, page 11

3.    We note your statement that "the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please rever to Section II.F.4 of Management's Reports on
      Internal Control Over financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.scc.gov/rules/final/33-8238.htm.

Company Response:

      We have revised the disclosure in the Form 10-QSB for the fiscal quarter ended July 31, 2005 to provide that (i) our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the
Securities and Exchange Commission's rules and forms, (ii) we carried out an evaluation, under the supervision and with the participation of management, of the effectiveness of the design and operation of our disclosure controls and procedures and (iii) based upon that evaluation, management concluded that the
Company's disclosure controls and procedures are effective. The revised disclosure is included in 10-QSB Amendment No. 1 filed with the Commission on
September 23, 2005 and is reproduced below for your convenience:

"Item 3. Controls and Procedures

      We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the
Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. As of the end of the period covered by this Quarterly Report on
Form 10-QSB, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief
Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, management and our Chief Executive Officer and Chief
Financial Officer concluded that our disclosure controls and procedures are effective. During the period covered by this Quarterly Report on Form 10-QSB, there was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially effected, or is reasonably likely to materially effect, our internal control over financial reporting."

Ms. Rachel Zablow, Staff Accountant
Securities and Exchange Commission
September 23, 2005

Item 6 - Exhibits and Reports on Form 8-K, page 13

4. Please revise the certifications included as exhibit 32.1 and 32.2 to reflect the appropriate period ended date.

Company Response:

      We have revised the certifications included as exhibit 32.1 and 32.2 to the Form 10-QSB for the fiscal quarter ended July 31, 2005 to reflect the appropriate period ended date and have included said certifications as exhibits to 10-QSB Amendment No. 1 as filed with the Commission on September 23, 2005. We attach hereto for ease of reference a copy of each of exhibit 32.1 and 32.2 to
10-QSB Amendment No. 1.

      We acknowledge that New Media Lottery Services, Inc. is responsible for the adequacy and accuracy of the disclosures included in the Form 10-KSB for the fiscal year ended April 30, 2005 and the Form 10-QSB for the fiscal quarter ended July 31, 2005 and understand that staff comments or our changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. In addition, we understand that we may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

      If you have any questions regarding these responses, please direct them to
Randolph Brownell, III, Chief Financial Officer, at 540-437-1688 or by facsimile to 540-437-1686.

                                        Sincerely,

                                        /s/ Randolph H. Brownell, III
                                        Chief Financial Officer